SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                24 December 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 24 December 2004 re: Holding(s) in Company



The London Stock Exchange
RNS Operations
10 Paternoster Square
London EC4M 7LS

24th December, 2004



Dear Sirs,

DISCLOSURE OF INTEREST IN SHARES

COMPANIES ACT 1985

I enclose a copy of a letter dated 22nd December, 2004, from The Capital Group Companies, Inc. about their interest in the share capital of this company.

The notification is made to comply with paragraph 9.11 of the UK Listing Authority's listing rules.

Yours faithfully,


M.R. Hatcher
Deputy Secretary
Lloyds TSB Group plc



                        Lloyds TSB Group plc is registered in Scotland no. 95000 Registered office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

                                               The Capital Group Companies, Inc.
                                                           333 South Hope Street
                                              Los Angeles, California 90071-1406

                                                            Phone (213) 486 9200
                                                              Fax (213) 486 9698

Capital Group  Companies


BY FAX - ORIGINAL IN POST (44 207 356 1038)

Lloyds TSB Group plc
25 Gresham Street
London EC2V 7HN

Re: Section 198 Notification - Amended, Michael Hatcher.

Thank you for your facsimile dated 22 December 2004 informing us of the revised issued share figure. Enclosed is an amended Section 198 Notification dated 20 December 2004.

For the purposes of this Notification an outstanding share balance of 5,596,377,506 shares was used to calculates the percentages of holdings of the relevant share capital which determine the notifiable interest.

Should you have questions or require additional information, please contact Gina Martinez or Greg Dickinson at (213)615-0469, or send a fax message to (213) 486-9698.

Alternatively, you may contact us via E-mail at GRGroup@capgroup.com,

regards,

Gina Martinez Compliance Associate

                                                                       198/90/1


To:      Lloyds TSB Group plc
         25 Gresham Street
         London EC2V 7HN

Date: 20 December 2004

                       SECTION 198 NOTIFICATION - Amended
                            Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.


        Share capital to which this relates:

        Ordinary Shares (5,596,377,506 shares outstanding) Number of shares in which the Companies have an interest: 280,009,446

        Name(s) of registered holder(s):

            See Schedule B


                             As of 20 December 2004

                              Lloyds TSB Group plc




                                                      Number of      Percent of
                                                         Shares     Outstanding

The Capital Group Companies, Inc. ("CG") holdlngs   280,009,446          5,003%

Holdings by CG Management Companies and Funds:

-     Capital Guardian Trust Company                 16,899,661          0.302%
-     Capital International Limited                  52,084,946          0.931%
-     Capital International S.A.                      6,074,249          0.109%
-     Capital International, Inc,                    13,585,619          0.243%
-     Capital Research and Management Company       191,364,971          3.419%




                                   Schedule A

                  Schedule of holdings in Lloyds TSB Group plc
                             As of 20 December 2004

                        Capital Guardian Trust Company,


          Registered Name                         Local Shares

          State Street Nominees Limited              2,813,000
          Canary Wharf
          27th Floor, 1 Canada Square
          London E14 5AF

          Bank of New York Nominees                    492,200
          Bank of New York
          3 Birchin Lane
          London EC3V 9BY

          Northern Trust                                17,803
          c/o NorTrust Nominees Limited
          155 Bishopsgate
          London EC2M 3XS

          Chase Nominees Limited                     7,217,175
          Woolgate House
          Coleman Street
          London EC2P 2HD

          BT Globenet Nominees Ltd.                    189,200
          1 Appold Street
          Broadgate
          London EC2A 2HE

          Midland Bank plc                           2,090,400
          5 Laurence
          Poutney Hill
          EC4R OE, United Kingdom

          Bankers Trust                                352,800
          59 1/2 Southmark Street
          2nd Floor
          London SEI OHH

          Barclays Bank                                 94,000
          Barclays Global Securities Services
          8 Angel Court
          London EC2R 7HT

                                   Schedule B

            Citibank London                              9,300
            11 Old Jewry
            London EC2R 8D8
            UK

            Nortrust Nominees                        2,463,681
            155 Bishopsgate
            London EC2M 3XS
            United Kingdom

            MSS Nominees Limited                        15,900
            Midland Bank plc
            Mariner House, Pepys
            London EC3N 4DA

            State Street Bank & Trust Co.               42,000

            Citibank                                    11,500

            *New Account'                              125,300
            Nominee Information
            Not Available

            Citibank NA                                 20,100
            Toronto

            HSBC Bank plc                                8,100
            Securities Services, Mariner House
            Pepys Street
            London EC3N 4DA

            Mellon Nominees (UK) Limited               576,000
            150 Buchanan Street
            Glasgow G1 2DY
            United Kingdom


                                   Schedule B

            HSBC                                        14,500
            2 Leboh Ampang
            50100 Kuala Lumpur, Malaysia

            JP Morgan Chase Bank                       346,702

                                            TOTAL   16,899,661


                                   Schedule B

                             Capital International Limited

          Registered Name                         Local Shares

          State Street Nominees Limited                788,100
          Canary Wharf
          27th Floor, 1 Canada Square
          London E14 5AF

          Bank of New York Nominees                 16,456,581
          Bank of New York
          3 Birchin Lane
          London EC3V 9BY

          Northern Trust                             3,693,856
          c/o NorTrust Nominees Limited
          155 Bishopsgate
          London EC2M 3XS

          Chase Nominees Limited                     7,710,662
          Woolgate House
          Coleman Street
          London EC2P 2HD

          Midland Bank plc                             567,600
          5 Laurence
          Poutney Hill
          EC4R 0E, United Kingdom

          Bankers Trust                                617,607
          59 1/2 Southmark Street
          2nd Floor
          London SEI OHH

          Barclays Bank                                391,800
          Barclays Global Securities Services
          8 Angel Court
          London EC2R 7HT

          Citibank London                            1,163,543
          11 Old Jewry
          London EC2R 8D8
          UK
                                   Schedule B

          Morgan Guaranty                              540,000
          83 Pall Mall
          London SW 1 Y 5ES
          UK

          Nortrust Nominees                          9,104,898
          155 Bishopsgate
          London EC2M 3XS
          United Kingdom

          Royal Bank of Scotland                       376,300
          Regents House, 42, Islington High St
          London N1 8XL
          UK

          State Street Bank & Trust Co,              4,003,503

          National Westminster Bank                     39,300

          Citibank                                     216,518

          Citibank NA                                   41,200
          Toronto

          Deutsche Bank AG                           2,100,354
          23 Great Winchester Street
          London EC2P 2AX
          United Kingdom

          Chase Manhattan Nominee Ltd.                  72,000
          Australia

                                   Schedule B

      HSBC Bank plc                                    1,944,424
      Securities Services, Mariner House
      Pepys Street
      London BC3N 4DA

      Mellon Bank N.A.                                   946,400
      London Branch
      London
      United Kingdom

      Northern Trust AVFC                                658,800
      South Africa

      KAS UK                                             101,700
      Kass Associate
      P.O Box 178
      1000 AD Amsterdam

      Mellon Nominees (UK) Limited                       183,100
      150 Buchanan Street
      Glasgow G1 2DY
      United Kingdom

      Bank One London                                    250,500

      Clydesdale Bank plc                                 95,200

      JP Morgan Chase Bank                                21,000

                                            TOTAL     52,084,946


                                   Schedule B

                         Capital International S.A.

      Registered Name                               Local Shares

      State Street Nominees Limited                       22,600
      Canary Wharf
      27th Floor, 1 Canada Square
      London E14 5AF

      Bank of New York Nominees                           24,200
      Bank of New York
      3 Birchln Lane
      London EC3V 9BY

      Northern Trust                                      22,400
      c/o NorTrust Nominees Limited
      155 Bishopsgate
      London EC2M 3XS

      Chase Nominees Limited                           1,861,208
      Woolgate House
      Coleman Street
      London EC2P 2H0

      Midland Bank plc                                   239,400
      5 Laurence
      Poutney Hill
      EC4R OE, United Kingdom

      Barclays Bank                                      139,500
      Barclays Global Securities Services
      8 Angel Court
      London EC2R 7HT

      Pictet & Cie, Geneva                                31,200

      Citibank London                                     26,900
      11 Old Jewry
      London EC2R 808
      UK


                                   Schedule B

      Brown Bros,                                         22,200
      One Mellon Bank Center
      Pittsburgh, PA 15258

      Nortrust Nominees                                   17,500
      155 Bishopsgate
      London EC2M 3XS
      United Kingdom

      Morgan Stanley                                      18,500

      Royal Bank of Scotland                             156,000
      Regents House, 42, Islington High St
      London N1 BXL
      UK

      J.P. Morgan                                      2,523,841

      State Street Bank & Trust Co.                       94,600

      National Westminster Bank                           48,700

      Lloyds Bank                                         64,500
      Central Settlement Section
      Branches Stock Office
      34 Threadneedle Street

      RBSTB Nominees Ltd.                                135,300
      67 Lombard St
      London EC3 3DL
      United Kingdom

                                   Schedule B

      Citibank NA                                         18,200
      Toronto

      Deutsche Bank AG                                    53,300
      23 Great Winchester Street
      London EC2P 2AX
      United Kingdom

      HSBC Bank plc                                      554,200
      Securities Services, Mariner House
      Pepys Street
      London EC3N 4DA

                                        TOTAL          6,074,249

                                   Schedule B

                         Capital International, Inc.

      Registered Name                               Local Shares

      State Street Nominees Limited                    3,410,139
      Canary Wharf
      27th Floor, 1 Canada Square
      London E14 5AF

      Bank of New York Nominees                        1,373,310
      Bank of New York
      3 Birchin Lane
      London EC3V 9BY

      Northern Trust                                      37,000
      c/o NorTrust Nominees Limited
      155 Bishopsgate
      London EC2M 3X8

      Chase Nominees Limited                           5,471,500
      Woolgate House
      Coleman Street
      London EC2P 2HD

      Midland Bank plc                                   214,400
      5 Laurence
      Poutney Hill
      EC4R OE, United Kingdom

      Bankers Trust                                       65,500
      59 1/2 Southmark Street
      2nd Floor
      London SP-1 OHH

      Citibank London                                    124,900
      11 Old Jewry
      London EC2R 808
      UK

      Brown Bros,                                         63,800
      One Mellon Bank Center
      Pittsburgh, PA 15258

                                   Schedule B

      Nortrust Nominees                                1,021,300
      155 Bishopsgate
      London EC2M 3XS
      United Kingdom

      Royal Bank of Scotland                              50,000
      Regents House, 42, Islington High St
      London N1 8XL
      UK

      State Street Bank & Trust Co,                      502,900

      Sumitomo Trust & Banking                            19,300
      Fiduciary & Securities Business Dept.
      1-5 Nihonbashi - Honcho 4-chome
      Cho-ku, Tokyo 103

      Citibank                                            35,900

      RBSTB Nominees Ltd.                                 10,900
      67 Lombard St
      London EC3 3DL
      United Kingdom

      Citibank NA                                        819,724
      Toronto

      HSBC Bank plc                                      123,446
      Securities Services, Mariner House
      Pepys Street
      London EC3N 4DA

      JP Morgan Chase Bank                               241,600

                                        TOTAL         13,585,619



                                   Schedule B

                       Capital Research and Management Company


      Registered Name                               Local Shares

      Chase Nominees Limited                         191,241,471
      Woolgate House
      Coleman Street
      London EC2P 2HD

      JPM Nominees Ltd.                                   37,500

      State Street Bank & Trust Co.                       86,000

                                        TOTAL        191,364,971

                                   Schedule B

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     24 December 2004